NEWS RELEASE 06-02	January 24, 2006

FRONTEER AND RIMFIRE ACQUIRE NEW URANIUM-COPPER-GOLD-SILVER DISTRICT FROM
NEWMONT AND BREAKWATER

Fronteer Development Group Inc (“Fronteer”) (FRG – TSX/AMEX) and Rimfire Minerals Corporation (“Rimfire”) (RFM-TSX.V) announced today that they have jointly signed an Agreement with Newmont Exploration of Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE & ASX:NEM; TSX:NMC), (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”) to acquire 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”.

This part of the Yukon is thought to have been physically connected to southern Australia at the time that the extraordinary uranium-copper-gold-silver Olympic Dam Deposit was formed. Prior work in the area suggests that similar Olympic Dam-type deposits may have formed in the Wernecke Breccias 1.6 billion years ago before the two continents were torn apart.

This new deal provides Fronteer with immediate access to another district-scale uranium project in Canada, making it an excellent addition to Fronteer’s advanced uranium portfolio in coastal Labrador. Similarly, Rimfire now has exposure to the uranium exploration sector in partnership with a highly regarded technical group that has uranium expertise.

THE DATASET

The dataset assembled as part of a multi-phase CDN $8 million exploration program in the Wernecke region between 1992 and 1996 covers an area of approximately 2,000 square kilometers and includes:

1.	Airborne radiometric and magnetic data that covers the entire 2,000 square kilometer project area at 1,000 metre line spacing including specific areas at 250 metre line spacing.

2.	Regional and property-scale geological and geochemical data (including rock, soil and stream sediment data).

3.	Geological and geochemical data from 14,600 metres of diamond drilling.

Some highlights from prior exploration efforts include:

1.	Encouraging drill results that returned 23.8 metres grading 1.78% copper, 0.14 g/t gold and 7.6 g/t silver; 282.0 metres grading 0.23% copper; 73.0 metres grading 0.42% copper and 0.32 g/t gold.

2.	Dozens of previously unrecognized and currently untested radiometric (uranium) anomalies with large footprints.

3.	Multiple untested large-scale drill targets with copper-cobalt-gold-silver-uranium mineralization at surface.

THE TEAM

The Fronteer-Rimfire combination is an ideal partnership, bringing a strong working knowledge of the Wernecke Breccias together with tremendous IOCG exploration experience. Key members of Rimfire’s technical team played an integral role in both formulating and initially testing the “Olympic Dam” copper-gold model in the district in the early 1990’s and were part of the original syndicate that operated the exploration program for Newmont. Consequently, Rimfire’s knowledge and experience in the district are key ingredients in this partnership.

Similarly, Fronteer has a significant amount of direct experience exploring for and assessing the prospectivity of Olympic Dam-type districts through the application of modern geophysical techniques and structural geology. In addition to its current uranium discovery track record in Labrador, members of Fronteer have worked in some of the world’s most prolific districts including: Cloncurry, Tennant Creek and Gawler Craton of Australia, the Carajas region of Brazil, the Bear Magmatic Zone and Central Mineral Belt of Canada, the Singbhum, Aravalli and Ketri Copper Belts of India, the Zambian copper belt of Africa, and the Ketilidian Belt of Greenland.

“The dataset combined with the collective experience and expertise of Fronteer and Rimfire give our group a clear head start towards making new discoveries in the region”, said Fronteer President Dr. Mark O’Dea, “and an opportunity to quickly prioritize targets through the application of new technology.”

THE POTENTIAL

This agreement covers a very large, district-scale area with enormous mineral potential. Prior exploration has proven the existence of large Olympic-Dam style alteration systems, however the limited drilling done to date has been spread out over a dozen properties and none of these systems has had the detailed exploration required to test their true potential. Fronteer and Rimfire will be re-modeling the data set to refocus exploration on uranium targets and further develop an Olympic-Dam style geological model.

THE DEAL

To complete the acquisition, CAD $2 million in exploration must be spent within the Area of Influence (AOI) within four years. Newmont and NVI retain a total 2% Net Smelter Royalty over the Area of Interest and a right of first refusal, which terminates after CAD $2 million has been expended.

Fronteer is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Once the CAD $2 million has been expended a Joint Venture will be formed between Fronteer and Rimfire, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey with multi-million ounce potential. Fronteer is also scheduled to commence drilling on two new gold projects in Jalisco, Mexico.

ABOUT RIMFIRE

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. In addition to Fronteer, Rimfire is currently partnered with AngloGold (U.S.A.) Exploration Inc., Barrick Gold Corporation, Newmont Mining Corporation, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

For further information on Rimfire Minerals Corporation visit www.rimfire.bc.ca or contact:

David Caulfield, President & CEO

Jason Weber, Manager, Corporate Communications

(Ph) 604-669-6660

info@rimfire.bc.ca

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.